Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco provides preliminary third quarter operating update

Saskatoon, Saskatchewan, Canada, October 11, 2022 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today is providing preliminary operating results for its third quarter ended September 30, 2022.

On October 27, 2022, we plan to announce our 2022 third quarter results before markets open. We expect to announce deliveries in the uranium segment for the quarter ended September 30, 2022, to be between 5 million and 5.5 million pounds, in line with the pattern of deliveries for the third quarter of 2022 disclosed in our annual MD&A. In our fuel services segment, we expect to announce deliveries for the same period of between 2.1 million and 2.4 million kilograms of uranium (“kgU”).

Production in our uranium segment for the quarter ended September 30, 2022, is expected to be 2 million pounds (our share) from Cigar Lake. Production in our fuel services segment is expected to be 1.5 million kgU for the same period.

The restart activities at McArthur River and Key Lake continue to progress with first production coming from the mill expected later in the fourth quarter of 2022.

Our Inkai joint venture has continued to experience delays in shipping material via the Trans-Caspian route. Depending on when we receive the shipment of our share of Inkai’s 2022 production, our 2022 share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

Interest by third parties in contracting with us for the supply of our uranium and fuel services remains strong. Utilities continue to be focused on ensuring they have the conversion and enrichment services they require secured under long-term contracts. As a result, we are seeing prices for conversion at historic highs and have been focused on agreeing to long-term supply terms with customers to meet their increased demand. Year-to-date, we have added to our long-term contract portfolio more than 50 million pounds in our uranium segment and more than 7 million kgU UF6 conversion in our fuel services segment.

Qualified persons

The technical and scientific information discussed in this document with respect to our material properties Cigar Lake and McArthur River/Key Lake was respectively approved by Lloyd Rowson, general manager, Cigar Lake, Cameco and Greg Murdock, general manager, McArthur River/Key Lake, Cameco, who are qualified persons for the purposes of NI 43-101.

Caution about forward-looking information

Examples of forward-looking information in this news release include: our expected announced deliveries in our uranium segment and in our fuel services segment for the third quarter of 2022; our expected production in our uranium segment from Cigar Lake and in our fuel services segment for the third quarter of 2022; our expected first production from the restart at McArthur River and Key Lake; and the expected date for announcement of our 2022 third quarter results. Such statements constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “should”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the failure to satisfy the closing conditions to the completion of the Offering or the Acquisition and the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form and in the Company’s other materials filed with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Preliminary Results

All projected financial information in this press release is preliminary, as financial close procedures for the third quarter are not yet complete. These estimates are not a comprehensive statement of our financial position and results of operations. The expectations set forth herein are based on a number of assumptions, estimates and business decisions that are inherently subject to significant business and economic conditions and competitive uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those estimates as a result of completion of normal quarter-end procedures and adjustments, including the execution of our internal control over financial reporting, the completion of the preparation and management’s review of our financial statements for the relevant period and the subsequent occurrence or identification of events prior to the issuance of our financial results for the quarter ended September 30, 2022.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com